April 26, 2005

VIA EDGARLINK AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Peggy A. Fisher, Assistant Director Adélaja K. Heyliger Tara Harkins Jay Webb

Re:	Micrus Corporation Registration Statement on Form S-1 Filed March 4, 2005 File No. 333-123154

Ladies and Gentlemen:

            This letter is being filed in response to comments 11 and 12 of your letter dated April 22, 2005 (the “Staff Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 of Micrus Corporation (“Micrus” or the “Company”) filed on April 13, 2005 with the Securities and Exchange Commission (the “Commission” or the “Staff”). As we have discussed with Mr. Heylinger and Ms. Harkins of the Staff, the Company would like to receive the Staff’s evaluation of the Company’s response to comment 67 of your letter dated April 1, 2005 and the Company’s response to the comments set forth below, prior to the Company’s filing of Amendment No. 2 to the Registration Statement that will contain financial statements for the fiscal year ended March 31, 2005. The Company intends to file Amendment No. 2 with the Commission on Friday, April 29th, which would include disclosure responsive to the Staff’s evaluation of the comments discussed in this letter as well as the comments provided by the Staff in the Staff Letter. For your convenience, we have restated in bold comments 11 and 12 below. Set forth below such comments is the Company’s corresponding response to such comments.

Securities and Exchange Commission
April 26, 2005

11.  We read your response to our prior comment no. 67 and are still in the process of evaluating your response. After we see your disclosures of the initial public offering price information, we will be in a position to resolve this comment.

We supplementally advise the Staff that the Company expects the range for its initial public offering price to be $4.50 to $6.50 per share. We respectfully ask the Staff to reconsider the Company’s response to prior comment 67 in light of this additional information.

12.  We note your response to our prior comment no. 69. As previously requested, please tell us supplementally and revise this filing to indicate how you are going to account for and present these instruments in your financial statements.

We supplementally advise the Staff that the Common Stock warrants (the “Warrants”) issued by the Company in connection with the Series E preferred stock financing closed by the Company in February and March of 2005 (the “Series E Financing”) will be accounted for as a liability at fair value. The Warrants are contingently exercisable in the event of an initial public offering of the Company (an “IPO”) into a number of shares of the Company’s Common Stock equal to 3,022,375 multiplied by the quotient of (i) $6.00 less the IPO price, divided by (ii) the IPO price. Accordingly, the value of the Warrants increases as the IPO price decreases. Because, the value of the Warrants are based predominately on variations inversely related to changes in the fair value of the Company’s equity shares, SFAS 150 par. 12.c. requires the Warrants to be accounted for as a liability.

The fair value of the Warrants have been estimated based on a variety of factors, including the likelihood and timing of an IPO and the likely IPO price, which is consistent with the range specified above. Based on these factors, the Warrants are estimated to have a fair value at issuance and at March 31, 2005 of $3,201,000 that has been recorded as a liability. Subsequent changes in the fair value of the Warrants will be recorded as a non-operating gain or loss, with corresponding changes to the recorded amount of the liability.

The proceeds of the Series E Financing have been allocated first to the recorded amount of the Warrants, and the residual proceeds of $8,889,000 allocated to the Series E preferred stock of the Company. In accordance with EITF 00-27, the proceeds allocated to the Series E preferred stock were then compared to the if-converted value of the Series E preferred stock on the date of the closing, using a fair value of the Company’s Common Stock on the date of the first closing of the Series E Financing in February of 2005 of $2.49 per share and on the date of the second closing of the Series E Financing in March of 2005 of $4.50 per share. Based on this analysis, the Company will record a beneficial conversion feature (“BCF”) charge related to the second closing of the Series E Financing of $383,000. This amount

Securities and Exchange Commission
April 26, 2005

is recorded as additional paid-in-capital and a reduction to the Series E preferred stock. The Series E preferred stock will be amortized to its redemption value using the effective interest method.

We supplementally advise the Staff that we intend to update the “Critical Accounting Policy and Estimates” section of our MD&A disclosure to include the following new section:

“Series E Preferred Stock Warrants. The value of the warrant liability issued in connection with the Series E preferred stock financing closed by the Company in February and March 2005 (the “Series E Financing”) is adjusted to the estimated fair value of the warrant, which is determined at the end of each reporting period using a valuation model which takes into consideration a variety of assumptions, including the likelihood and timing of an IPO and the likely IPO price.

Changes in the value of the warrant are reflected as non-operating expense or income on the statement of operations. Changes in the assumptions used to estimate the value could cause the recorded liability of the warrants to change. Such changes may be material.

We recorded a beneficial conversion feature related to the Series E Financing based on the difference between the proceeds allocated to the Series E preferred stock and the estimated conversion value of the underlying common stock. This beneficial conversion feature is recorded as an increase to additional paid-in-capital and a decrease to the preferred stock. This amount will be amortized over the period to the redemption date of the preferred stock.”

We supplementally advise the Staff that we intend to revise Note 9 to the financial statements to add the following disclosure:

“Series E Preferred Stock Warrants

     In connection with the Series E preferred stock financing closed by the Company in February and March 2005 (the “Series E Financing”), the Company issued the investors warrants to purchase common stock (the “Warrants”), contingent on the completion of an initial public offering of the Company (IPO) prior to December 31, 2005. If an IPO is completed prior to December 31, 2005 at an IPO price in excess of $6.00 per share, the Warrants can not be exercised. If an IPO is not completed prior to December 31, 2005 the Warrants become exercisable into 1,511,180 shares of shares of common stock at a price of $4.00 per share. If an

Securities and Exchange Commission
April 26, 2005

IPO is completed at a price to the public less than $6.00 per share, the Warrants become exercisable at $0.0001 per share into an additional number of shares of common stock equal to 3,022,375 multiplied by the quotient of (i) $6.00 less such price to the public; divided by (ii) such initial price to the public.

     Contingent upon the completion of an IPO, the number of Warrants issuable is based on the difference between $6.00 and the IPO price. As a result of this provision, the Warrants are accounted for as a liability and marked to market at each period-end date. The aggregate fair value of the Warrants of $3,201,000 was recorded as a liability, with the remaining net proceeds of $8,889,000 recorded as Series E preferred stock.

     The difference between the proceeds allocated to the Series E preferred stock and the estimated fair value of the common stock issuable upon conversion is recorded as a beneficial conversion feature and recorded as a reduction to the Series E preferred stock and an increase to additional paid-in-capital. The total beneficial conversion feature for the year ended March 31, 2005 was $383,000.

     The fair value of the Warrants and the corresponding liability is determined at each reporting period with any change in the fair value being recorded as a non-operating item in the statement of operations. There was no change in the estimated fair value of the Warrants in the period ending March 31, 2005. The fair value of the Warrant is determined at each reporting period using a valuation model which takes into consideration a variety of assumptions, including the likelihood and timing of an IPO and the likely IPO price.”

Securities and Exchange Commission
April 26, 2005

          Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (650) 614-7656 or Louis D. Soto at (650) 614-7464. We thank the Staff in advance for its assistance.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Glen R. Van Ligten
Glen R. Van Ligten

CC:	John T. Kilcoyne (Micrus Corporation)
Robert A. Stern (Micrus Corporation)
John Clements (PricewaterhouseCoopers)
Karen I. Calhoun (McDermott, Will & Emery)